DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Aflac Incorporated (the “Parent Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: the Parent Company's common stock.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of the Parent Company's capital stock is based upon its Articles of Incorporation, as amended (the “Articles of Incorporation”) and its Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to the Parent Company's Articles of Incorporation and its Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Capitalization
The Parent Company is authorized to issue up to 1,900,000,000 shares of common stock, par value $0.10 per share.

General
Holders of the Parent Company's common stock are entitled to cast one vote for each share held of record on each matter submitted to a vote at a meeting of shareholders, until such a share has been held by the same beneficial owner for a continuous period of longer than 48 months prior to the record date of the meeting, at which time each share becomes entitled to 10 votes. A majority of the votes cast is required for all actions to be taken by shareholders, except with respect to contested director elections, which requires a plurality of the votes cast. Subject to preferences that may be applicable to holders of any outstanding shares of preferred stock, holders of the Parent Company's common stock are entitled to such dividends as may be declared by the Parent Company’s Board of Directors (the “Board”) out of funds legally available therefor. Upon any liquidation, dissolution or winding up of the Parent Company, holders of its common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights of holders of any outstanding shares of preferred stock.
Holders of the Parent Company's common stock do not have any preemptive rights under the Parent Company's Articles of Incorporation or Bylaws. However, under the Shareholders Agreement dated as of February 28, 2019, by and among the Parent Company, Japan Post Holdings Co., Ltd., J&A Alliance Holdings Corporation, in its capacity as trustee of J&A Alliance Trust (“J&A”) and General Incorporated Association J&A Alliance (the “Shareholders Agreement”), J&A shall have the right to purchase up to such number of shares of the Parent Company's common stock that would allow it to maintain beneficial ownership of the outstanding shares of the Parent Company's common stock that is no less than its ownership percentage prior to any issuance of new shares of the Parent Company's common stock (subject to certain exceptions pursuant to the Shareholders Agreement). Holders of the Parent Company's common stock do not have any cumulative voting, subscription, redemption, sinking fund or conversion rights. The common stock is not subject to future calls or assessments by the Parent Company.
The Parent Company's common stock is listed on the New York Stock Exchange under the symbol “AFL.”

Anti-Takeover Effects of Certain Provisions
Certain provisions of the Georgia Business Corporation Code, the Parent Company's Articles of Incorporation and its Bylaws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect and could make the following transactions difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in the best interests of the Parent Company, including transactions that might result in a premium over the market price for shares of the Parent Company's common stock.
Special Shareholder Meetings
Unless otherwise permitted by applicable law, the Parent Company's Bylaws provides that special meetings of shareholders may be called only by (i) the Board, (ii) the Chairman of the Board, (iii) the Chief Executive Officer or (iv) the Secretary of the Parent Company upon the written request of shareholders holding at least 25% of all the votes entitled to be cast on each issue to be considered at the special meeting as of the date of submission of the request.
Requirements for Advance Notification of Shareholder Nominations and Proposals
Under the Parent Company's Bylaws, to be properly brought before an annual meeting of shareholders, any shareholder proposal or nomination for election to the Board must be delivered to the Parent Company’s Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided that in the event that the date of the annual meeting is called for a date that is not within 25 days before or after such anniversary date, a shareholder’s written notice must be delivered not later than the 10th day following the day on which public announcement of the date of such meeting is first made by the Parent Company. Such notice must contain information specified in the Parent Company's Bylaws as to the director nominee or proposal of other business, information about the shareholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made.
Georgia Business Corporation Code
The Parent Company has elected in its Bylaws to be governed by the “business combination” provisions of the Georgia Business Corporation Code (Sections 14-2-1131 through 14-2-1133), which could be viewed as having the effect of discouraging an attempt to obtain control of the Parent Company; however the Parent Company has not elected in its Bylaws to be governed by the “fair price” provisions of the Georgia Business Corporation Code (Sections 14-2-1110 through 14-2-1113), so the “fair price” provisions are not applicable to an attempt to obtain control of the Parent Company. The business combination provision generally would prohibit the Parent Company from engaging in various business combination transactions with any interested shareholder (defined generally as a beneficial owner of 10% or more of the Parent Company's outstanding common stock) for a period of five years after the date of the transaction in which the person became an interested shareholder unless specified board of directors and shareholder approval conditions are met.